

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Via Email
Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Parkway, Suite 410
Annapolis, MD 21401

> **Re: Chesapeake Lodging Trust**
> **Form 10-K**
> **Filed February 19, 2015**
> **File No. 001-34572**

Dear Mr. Vicari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.  In future filings, please include a discussion of the significant individual components of revenue and hotel operating expenses. For example, we note that almost half of hotel operating expenses consist of "indirect" expense. Please clarify the types of indirect expenses included and provide an analysis of significant changes from the prior year, as well as any known trends.

Hotel Operating Results, page 30

2.  Please remove the term "pro forma" from your narrative disclosure of hotel operating metrics since their presentation is not in accordance with Article 11.

Non-GAAP Financial Measures, page 31

3.	We note that you present Hotel EBITDA and Adjusted Hotel EBITDA including results of operations for certain hotels prior to acquisition and that the measure is reconciled to revenues.  To the extent that you present these measures in future filings, please exclude hotel operations prior to acquisition.  Item 10(e) of Regulation S-K requires reconciliation of all non-GAAP measures to the most comparable measure calculated in accordance with GAAP.  The inclusion of pre-acquisition operating data makes it impossible to reconcile these non-GAAP measures to your historical financial statements and is therefore impermissible.  Also see Question 103.02 of the Compliance and Disclosure Interpretations that states that these types of measures should be reconciled to net income.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

4.	Please include a description of your capitalization policy as it relates to renovation and repositioning costs, clearly describing your treatment of interest, salaries, real estate taxes, general and administrative and any other significant amounts that are capitalized during the construction phase.  Your disclosure should include a discussion of the periods of capitalization, including when the capitalization period ends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Douglas W. Vicari
Chesapeake Lodging Trust
May 26, 2015
Page 3

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant